United States securities and exchange commission logo





                             January 5, 2022

       Pat Cotroneo
       Chief Financial Officer
       FIBROGEN INC
       409 Illinois Street
       San Francisco, CA 94158

                                                        Re: FIBROGEN INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-36740

       Dear Mr. Cotroneo:

              We have reviewed your December 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 8, 2021 letter.

       Form 10-K filed March 1, 2021

       Cover Page

   1. We note your response to our prior comment 1. At the onset of Part 1, please provide prominent disclosure
that you are a U.S. holding company that conducts its operations in
                                                        China through a
wholly-owned subsidiary and joint venture, as referenced in your response to comment 1,
and that investors will not hold direct investments in the Chinese operating companies.
   2.                                                   We note your response
to our prior comment 2, which we reissue. We note your
                                                        disclosure that 42% of
revenue for the fiscal year ended December 31, 2020 was from roxadustat commercial
sales in China and that you own manufacturing facilities in China to produce your lead
product. Please expand your disclosure at the onset of Part 1 to provide prominent
disclosure about the legal and operational risks associated with having
 Pat Cotroneo
FirstName  LastNamePat Cotroneo
FIBROGEN     INC
Comapany
January    NameFIBROGEN INC
        5, 2022
January
Page 2 5, 2022 Page 2
FirstName LastName
         a significant portion of the company's operations in China.
3. We note your response to our prior comment 4 and proposed disclosure to be provided in the Management's Discussion and Analysis of Financial Condition and Results of
         Operations and Risk Factors section. Please also provide revised disclosure at the onset of
         Part 1. We will not object to expanded disclosure under the heading "ROXADUSTAT
         FOR THE TREATMENT OF ANEMIA IN CHRONIC KIDNEY DISEASE IN CHINA," as referenced in response to prior comment 3.
4. We note your response to our prior comment 7, which we reissue in part. We note your proposed additional risk factor. Please also provide related disclosure at the onset of Part
         1. Additionally, please revise your proposed disclosure to explicitly address the consequences to you and your investors if you, your subsidiaries or Falikang inadvertently conclude that such permissions or approvals are not required.
5. At the onset of Part 1, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
Item 1A. Risk Factors, page 49

6. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and as a result an exchange may determine to delist your securities.
7. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.
         Additionally, disclose that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
       You may contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-
5019 with any questions.



                                                               Sincerely,
 Pat Cotroneo
FIBROGEN INC
January 5, 2022
FirstName
Page 3     LastNamePat Cotroneo
Comapany NameFIBROGEN INC
                                  Division of Corporation Finance
January 5, 2022 Page 3            Office of Life Sciences
FirstName LastName